Exhibit 4.23
Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934
The Progressive Corporation (the “company”) has one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: our common shares, par value $1.00 per share (our “common shares”).

The following summarizes briefly some of the general terms of our common shares and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable provisions of our amended articles of incorporation, as amended (the “Articles”) and our code of regulations, as amended (the “Code of Regulations”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and the Ohio Revised Code. We encourage you to read our Articles and Code of Regulations and the applicable provisions of the Ohio Revised Code.
General
Our authorized capital stock at December 31, 2019 includes 900,000,000 common shares.
Our common shares are traded on the New York Stock Exchange under the ticker symbol “PGR”.
The transfer agent for our common shares is American Stock Transfer & Trust Company, LLC, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219 (phone: 1-866-709-7695).
Dividend and Voting Rights
Subject to the express rights of the holders of serial preferred shares (the “serial preferred shares”) and any series thereof, to the express rights of holders of voting preference shares, without par value, and any series thereof (the “voting preference shares”), and to the express rights of the holders of any other class of shares ranking senior to our common shares that may be issued and outstanding, the holders of common shares are entitled:

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to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor; however, the terms of our outstanding preferred shares prohibit us from declaring or paying dividends or distributions on our common shares while our preferred shares are outstanding, unless all accrued and unpaid dividends on the preferred shares, including the full dividends for all current dividend periods, have been declared and paid or a sum sufficient for payment thereof set apart, subject to certain exceptions; and

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in the event of liquidation of the company, to participate equally in all distributions of assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of the then-outstanding serial preferred shares and of the then-outstanding voting preference shares, as provided in our Articles.

Each holder of common shares is entitled to one vote for each common share on all matters presented. No holder of common shares will have any preemptive right to purchase, have offered for purchase or subscribe for any of the company’s shares or other securities of any class, whether now or hereafter authorized. The holders of common shares have cumulative voting rights in certain circumstances and subject to certain procedures. There are no conversion rights or redemption or sinking fund provisions with respect to our common shares.
Anti-Takeover Protections
Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within ten days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation. Each corporation has the ability to “opt out” of the application of Section 1701.831.
Chapter 1704 of the Ohio Revised Code prohibits certain business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.
Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

(i)	before the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

(ii)
the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

(iii)	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.
Each issuing public corporation has the ability to “opt out” of the application of Chapter 1704.
We have not opted out of the application of either Chapter 1704 or Section 1701.831.
Section 1707.041 of the Ohio Revised Code regulates certain tender offer “control bids” for corporations in Ohio with 50 or more shareholders that have significant Ohio contacts (as defined in that statute) and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

Our Articles contain requirements for approval of certain business combinations involving the company. These provisions require that any merger and certain other business combination transactions involving the company and any holder of 20% or more of our common shares (“Related Party”) cannot be completed unless the transaction is approved by the affirmative vote of the holders of a majority of our common shares having voting power with respect to any such proposal. Our Articles further provide, however, that this shareholder approval requirement will not apply if either (i) the transaction is approved by a majority of our “Continuing Directors” (as defined in our Articles), or (ii) a “fair price” requirement has been satisfied. Under the “fair price” provision, the cash or other consideration to be paid for each of our common shares acquired in the transaction cannot be less than the highest per share price paid by the Related Party in acquiring any of our common shares. These provisions may not be amended or repealed except by the vote of holders of a majority of our common shares having voting power with respect to any such proposal.